From: Prozes, Andrew (REI-NYC) [mailto:Andrew.Prozes@reed-elsevier.com]
Sent: Monday, December 31, 2007 5:46 PM
To: Matt Kane
Subject: RE: Cott Corporation Purchase of Shares Pursuant to Share Plan for Non-Employee Directors

I hereby grant of permission to Matthew A. Kane, Jr. or his designee to prepare and submit the requisite filings for the purchase of shares of Cott Corporation on my behalf to compensate me for director's fees for the fourth quarter of 2007, as required by applicable securities laws.

Andy Prozes

From: Matt Kane [mailto:MKane@cott.com]
Sent: Monday, December 31, 2007 3:32 PM
To: Prozes, Andrew (REI-NYC)
Subject: FW: Cott Corporation Purchase of Shares Pursuant to Share Plan for Non-Employee Directors

Dear Andrew:

To compensate you for your director's fees for the fourth quarter of 2007, Cott is purchasing shares to be held in your name pursuant to the Company's Share Plan for Non-Employee Directors.

As you probably know, you are required to file a report of this transaction to US and Canadian regulatory authorities.

Please confirm by return e-mail your grant of permission to Matthew A. Kane, Jr. or his designee to prepare and submit the requisite filings for this transaction on your behalf, as required by applicable securities laws.

Thank you for your attention to this matter.      Sorry for any inconvenience.

Matthew A. Kane, Jr.-Cott Corporation
Vice-President, General Counsel & Secretary
5519 W. Idlewild Avenue
Tampa, FL 33634
O. (813) 313-1724
C. (813) 503-8023
F. (813) 881-1923
mkane@cott.com